Filed by Multi-Fineline Electronix, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MFS Technology Ltd.

Commission File No. 000-50812

NEWS RELEASE

Contact:	Connie Chandler
Investor Relations
Tele: 714-573-1121
Email: investor_relations@mflex.com

M-FLEX REPORTS FINANCIAL RESULTS FOR

FIRST QUARTER OF FISCAL 2007

Year-over-year net sales and net income declined in the first quarter of fiscal 2007 compared to the prior year due primarily to price reductions, while performance strengthened sequentially and continued sequential growth is expected during fiscal 2007.

Anaheim, CA, February 6, 2007 – Multi-Fineline Electronix, Inc. (NASDAQ: MFLX), a leading global provider of high-quality, technologically advanced flexible printed circuit and value-added component assembly solutions to the electronics industry, reported today that net sales for the first quarter of fiscal 2007 ended December 31, 2006, decreased by 11 percent to $123.9 million from $139.7 million for the first quarter of fiscal 2006. Sequentially, first quarter fiscal 2007 net sales increased approximately 12 percent compared to fourth quarter of fiscal 2006, primarily due to increased sales to the company’s largest customer.

Net income for the first quarter of fiscal 2007 decreased 79 percent to $3.7 million, or $0.14 per diluted share, compared to $17.3 million, or $0.69 per diluted share, for the same period in fiscal 2006. This year-over-year decrease was due primarily to reductions in prices for the company’s products and reduced sales in the quarter as compared to the comparable quarter in the prior year. Sequentially, net income grew 67 percent from the fourth quarter of fiscal 2006 to the first quarter of fiscal 2007, and the company expects sequential growth to continue for both the top and bottom lines for the remainder of fiscal 2007, excluding any impact of the offer to acquire the outstanding ordinary shares of MFS Technology Ltd (the “Offer”).

According to Phil Harding, M-Flex’s chief executive officer, during the first quarter of fiscal 2007, the company’s sales to its largest customer declined 24 percent from the same period in 2006,

as a result of increased competition and reduced prices. However, sales to this customer, a leading handset maker, increased 12 percent during the first quarter of fiscal 2007, compared to the fourth quarter of fiscal 2006. In addition, sales to M-Flex’s second largest customer, another leading handset manufacturer, grew sequentially 23 percent from the fourth quarter of fiscal 2006 to the first quarter of fiscal 2007.

The company’s gross margins for the first quarter of fiscal 2007 were approximately 12 percent and within the near-term gross margin range of between 10 to 15 percent announced previously by the company. M-Flex believes the lower gross margin range, compared to an earlier range of 18 to 22 percent, was driven primarily by pricing pressures and a continuing trend toward higher component content. Going forward, M-Flex expects that pressure on its margins will continue, but that the effects of these drivers can be partially offset by the leveraging of fixed costs over increasing sales. The company believes it can remain competitive in the market while continuing to have the capital resources needed for expected growth at the 10 to 15 percent gross margin range, not taking into consideration any effects of the Offer.

“While our largest customer represented 74 percent of our revenue during the first quarter of fiscal 2007, sales to all other customers increased by 79 percent in the first quarter compared to 2006. We believe this is strong evidence of our commitment to diversify our customer base while continuing to meet the needs of our largest customer. Our second largest customer represented 14 percent of our sales in the first quarter of fiscal 2007, and we remain optimistic about our ability to increase sales to this customer in 2007, although we expect some quarterly fluctuations to occur. In addition, we now expect another customer to become a 10 percent customer in the fourth quarter of fiscal 2007,” Harding said.

According to Harding, M-Flex is focusing broader attention on its research and development activities with the goal of fine-tuning and strengthening the company’s ability to provide customers with innovative product solutions utilizing M-Flex’s proprietary know-how and technologies. The company is forming a new business group for the company’s patented embedded magnetics technology to concentrate on advancing this technology and identifying the most optimum market opportunities. While M-Flex’s patented embedded magnetics technology can reduce the size and increase the efficiency of circuitry used in power supplies, including universal power adapters for mobile electronic devices, it remains uncertain as to when revenue might be generated from this technology. In addition, M-Flex has now developed and has working prototypes for an ultra-thin camera module, which is substantially thinner than the average high-pixel module currently available in the market and is beginning to market this module now.

“Our production ramp-up of camera modules for a manufacturer of IP phones, which was initiated in the fourth quarter of fiscal 2006, is continuing. However, we did not receive production level orders in the first quarter from the two second-tier mobile phone manufacturers based in Asia as we had expected, and it is unclear as to whether we ultimately will receive production orders from them. While M-Flex expects in the longer term to have the opportunity to participate in the large and expanding camera phone market, as a percentage of total sales, these sales are not expected to contribute meaningfully to total revenue during the current fiscal year.

“We continue to install additional equipment at the new MFC2 expansion, and we expect that other equipment will be added throughout fiscal 2007 to meet production needs. As previously announced, the expanded facility is expected to increase M-Flex’s total production capacity by 25 percent,” Harding said.

M-Flex filed its amended registration statement on Form S-4 related to the Offer on December 29, 2006 and, on January 24, 2007, received comments from the U.S. Securities and Exchange Commission on the amendment. M-Flex is currently revising the registration statement, but does not have an estimate as to when it will next be re-filed. However, the special committee of M-Flex’s board of directors continues to strongly recommend that M-Flex stockholders vote against the Offer.

In addition, M-Flex’s case against WBL Corporation Limited, in which M-Flex was seeking to require WBL to vote against the Offer, was dismissed by the court on February 2, 2007.

Conference Call

M-Flex will host a conference call at 5:30 p.m. Eastern time (2:30 p.m. Pacific time) today to review its financial results for the first quarter of fiscal 2007. The dial-in number for the call in North America is 866-454-4204 and 913-312-6694 for international callers. The call also will be webcast live on the Internet and can be accessed by logging onto www.mflex.com.

The webcast will be archived on the company’s website for at least 60 days following the call. An audio replay of the conference call will be available for seven days beginning at 8:30 p.m. Eastern time (5:30 p.m. Pacific time) on February 6, 2007. The audio replay dial-in number for North America is 888-203-1112 and 719-457-0820 for international callers. The replay pass code is 6725074.

About M-Flex

M-Flex (www.mflex.com) is a global provider of high-quality, technologically advanced flexible printed circuit and value-added component assembly solutions to the electronics industry. The company is one of a limited number of manufacturers that provides a seamless, integrated end-to-end flexible printed circuit solution for customers, ranging from design and application engineering, prototyping and high-volume manufacturing to turnkey component assembly and testing. The company targets its solutions within the electronics market and, in particular, focuses on applications where flexible printed circuits are the enabling technology in achieving a desired size, shape, weight or functionality of an electronic device. Current applications for the company’s products include mobile phones and smart mobile devices, personal digital assistants, mobile power adapters, medical devices, computer/data storage and portable bar code scanners. M-Flex’s common stock is quoted on the Nasdaq Global Select Market under the symbol MFLX.

Certain statements in this news release are forward-looking statements that involve a number of risks and uncertainties. These forward-looking statements include, but are not limited to, statements and predictions regarding revenues, net sales, net income, changing market dynamics, the company’s diversification efforts, the company’s relationship and opportunities with its current and new customers, the relative size of each customer to the company, the company’s manufacturing capabilities and market opportunities, gross margins, the competition and pricing pressures in the markets in which the company competes, current and upcoming programs and product mix and the material content of such programs, the company’s ability to maintain its competitive position in the market, the results of the company’s research and development efforts, the benefits of the company’s strategies and joint ventures, the company’s plans with respect to its embedded micro magnetic technology and the UL process, the camera module market, expected orders for the company’s camera modules and the company’s MMP products and revenue expectations with respect to these modules and products, growth and expansion of the company’s facilities and the installation of equipment at those facilities, the filing of the company’s amendment to its registration statement, and the outcome of any litigation by or against the company. Additional forward-looking statements include, but are not limited to, statements pertaining to other financial items, plans, strategies or objectives of management for future operations, the company’s future operations and financial condition or prospects, and any other statement that is not historical fact, including any statement which is preceded by the words “assume,” “will,” “plan,” “expect,” “estimate,” “aim,” “intend,” “project,” “foresee,” “target,” “anticipate,” or similar words. Actual events or results may differ materially from those stated or implied by the company’s forward-looking statements as a result of a variety of factors including the impact of changes in demand for the company’s products and the company’s success with new and current customers, the company’s ability to develop and deliver new technologies, the company’s ability to diversify its customer base, the company’s effectiveness in managing manufacturing processes and costs and expansion of its operations, the company’s ability to manage quality assurance issues, the degree to which the company is able to utilize available manufacturing capacity, enter into new markets and execute its strategic plans, the impact of competition, pricing pressures and technological advances, whether the company is required to make the offer to acquire the outstanding shares of MFS and the outcome of that offer, if made, the company’s ability to finance such offer, the outcome of any litigation by or against the company and other risks detailed from time to time in the company’s SEC reports, including its Quarterly Report on Form 10-Q for the first fiscal quarter ended December 31, 2006. These forward-looking statements represent management’s judgment as of the date of this news release. The company disclaims any intent or obligation to update these forward-looking statements.

Additional Information and Where to Find It

M-Flex has not yet commenced any offer for the shares of MFS. The Offer, if made, will be made only pursuant to the Offer Document/Prospectus included in the Registration Statement on Form S-4 (the “S-4”) that was filed with the SEC on June 27, 2006, as amended from time to time, which also contains a proxy statement with respect to the special stockholders meeting to be held by M-Flex. Information contained in this news release is not a substitute for the information contained in the S-4 or any other relevant document that M-Flex may file with the SEC. Stockholders and investors are urged to read the S-4 and any other relevant document filed with the SEC when they become available, and before making any voting or investment decision, because such documents will contain important information, including detailed risk factors about M-Flex, MFS and the proposed transaction. These documents are or will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request for such a filing to M-Flex at 3140 East Coronado Street, Anaheim, California, 92806, Attention: Investor Relations, or by telephone at (714) 573-1121, or by email to investor_relations@mflex.com, or through M-Flex’s website (www.mflex.com) as soon as reasonably practicable after such material is filed with or furnished to the SEC. This information also will be available on the website of the Singapore Securities Exchange Trading Limited at www.sgx.com.

M-Flex, MFS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from M-Flex stockholders in connection with the proposed transaction. Information about the directors and executive officers of M-Flex and their ownership of M-Flex stock is set forth in the S-4 and in the proxy statement for M-Flex’s 2007 Annual Meeting of Stockholders. Information about the directors and executive officers of MFS and their ownership of MFS shares is set forth in the annual report of MFS. Investors may obtain additional information regarding the interests of such participants by reading the S-4.

(SUMMARY FINANCIAL INFORMATION FOLLOWS)

Multi-Fineline Electronix, Inc.

Condensed Consolidated Statements of Income

(In thousands, except per share and share data)

(unaudited)

	Three Months Ended December 31,
	2006	2005
Net sales	$123,887	$139,733
Cost of sales	108,880	106,361

Gross profit	15,007	33,372

Operating expenses:
Research and development	589	460
Sales and marketing	2,558	2,447
General and administrative	6,966	5,329

Total operating expenses	10,113	8,236

Operating income	4,894	25,136
Interest (income)/expense, net	(233)	(281)
Other (income)/expense, net	(124)	(41)

Income before provision for income taxes	5,251	25,458
Provision for income taxes	(1,598)	(8,126)

Net income	$3,653	$17,332

Net income per share:
Basic	$0.15	$0.72
Diluted	$0.14	$0.69

Shares used in computing net income per share:
Basic	24,452,611	24,207,081
Diluted	25,210,346	25,199,873

Multi-Fineline Electronix, Inc.

Condensed Consolidated Balance Sheets

(In thousands)

(unaudited)

	December 31, 2006	September 30, 2006
Cash and cash equivalents	$44,462	$45,976
Accounts receivable, net	112,797	109,517
Inventories	60,463	56,430
Other current assets	5,847	5,883

Total current assets	223,569	217,806
Property, plant and equipment	102,194	95,231
Other assets	14,506	14,008

Total assets	$340,269	$327,045

Accounts payable	$76,109	$70,143
Other current liabilities	19,674	18,219
Other liabilities	295	318
Stockholders’ equity	244,191	238,365

Total liabilities and stockholders’ equity	$340,269	$327,045

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